UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No.	)*

ZAGG INCORPORATED
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
98884U108
(CUSIP Number)
March 23, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   98884U108

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Durham Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ - Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Utah

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,250,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

1,250,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

* Percentage of ownership is based on 24,213,205 shares of common stock outstanding as of March 23, 2011.

CUSIP No.   98884U108

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Richard P. Durham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ - Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,450,000 (see Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,450,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Percentage of ownership is based on 24,213,205 shares of common stock outstanding as of March 23, 2011.

Item 1(a).	Name of Issuer: Zagg Incorporated (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3855 S. 500 W., Suite J, Salt Lake City, UT 84115

Item 2(a).
Name of Person Filing:  This statement is being jointly filed by (i) Durham Capital, L.L.C. (“Durham Capital”) and (ii) Richard P. Durham, an individual (“Mr. Durham”). Durham Capital and Mr. Durham have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).
Address of Principal Business Office or, if none, Residence:  The address of the principal business office of Durham Capital and Mr. Durham is 6510 South Millrock Dr., Suite 425, Salt Lake City, Utah 84121.

Item 2(c).	Citizenship: Durham Capital is a Utah limited liability company. Mr. Durham is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number: 98884U108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount beneficially owned:  Durham Capital, L.L.C. is the record owner of 1,250,000 shares of Common Stock as of April 4, 2011 (the “Durham Capital Shares”).  As the manager of Durham Capital, Mr. Durham has sole voting and investment power over the Durham Capital Shares.

In addition, Mr. Durham is the manager of Durham Artemia, LLC and has sole voting and investment power over 200,000 shares of Common Stock held by Durham Artemia, LLC as of April 4, 2011.

(b)
Percent of class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each of Durham Capital and Mr. Durham are calculated based on 24,213,205 shares of common stock outstanding as of March 23, 2011.

(c)           Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:  See Line 5 of cover sheets.

             (ii) Shared power to vote or to direct the vote:  See Line 6 of cover sheets.

             (iii) Sole power to dispose or to direct the disposition of:  See Line 7 of cover sheets.

             (iv) Shared power to dispose or to direct the disposition of:  See Line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 4, 2011

DURHAM CAPITAL, L.L.C.

/s/ Richard P. Durham
By:  Richard P. Durham
Title: Manager

RICHARD P. DURHAM

/s/ Richard P. Durham

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock of Zagg Incorporated is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:           April 4, 2011

DURHAM CAPITAL, L.L.C.

/s/ Richard P. Durham
By:  Richard P. Durham
Title: Manager

RICHARD P. DURHAM

/s/ Richard P. Durham